UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 70 1

(CUSIP Number)

Seamus Lagan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 70 1	13D	Page 2 of 9

1.	Names of Reporting Persons Seamus Lagan
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Ireland

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 26,689,543
	8.	Shared Voting Power 147,063,106
	9.	Sole Dispositive Power 26,689,543
	10.	Shared Dispositive Power 147,063,106
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,752,649
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 6.97%
14.	Type of Reporting Person IN

CUSIP No. 759757 70 1	13D	Page 3 of 9

1.	Names of Reporting Persons Alcimede LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 147,063,106
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 147,063,106

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,063,106
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 5.90%
14.	Type of Reporting Person OO

CUSIP No. 759757 70 1	13D	Page 4 of 9

1.	Names of Reporting Persons Epizon Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 8,638
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 8,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,638
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 759757 70 1	13D	Page 5 of 9

1.	Names of Reporting Persons P. Wilhelm F. Toothe, Trustee of The Shanoven Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 8,638
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 8,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,638
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 759757 70 1	13D	Page 6 of 9

1.	Names of Reporting Persons The Shanoven Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 8,638
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 8,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,638
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 759757 70 1	13D	Page 7 of 9

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D amends the Statement on Schedule 13D, dated November 2, 2015, as previously amended by Amendments No. 1, No. 2, No. 3 and No. 4 to Schedule 13D, with respect to the Common Stock, $0.01 par value per share (the "Shares"), of Rennova Health, Inc., a Delaware corporation (the "Issuer"), filed by: Seamus Lagan; Alcimede LLC, a Delaware limited liability company ("Alcimede"); Epizon Ltd. ("Epizon"), a Bahamian international business corporation, which is wholly-owned by The Shanoven Trust, of which P. Wilhelm F. Toothe serves as the trustee; P. Wilhelm F. Toothe, as trustee of The Shanoven Trust; and The Shanoven Trust. Except as expressly amended below, Schedule 13D, dated November 2, 2015, as previously amended, remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 5 to Schedule 13D is being filed to report the acquisition on July 23, 2018 by Alcimede of 250,000 shares of the Issuer’s Series J Convertible Preferred Stock (the “Series J Preferred Stock”) for $250,000. Alcimede owns all of the outstanding Series J Preferred Stock. Each share of Series J Preferred Stock is convertible, at any time at the option of the holder, into that number of Shares determined by dividing the stated value (which is $1.00 per share) of such share of Series J Preferred Stock, plus any accrued and unpaid dividends thereon, by the conversion price. The conversion price is equal to the average closing price of the Shares on the 10 trading days immediately prior to the conversion date. As of July 23, 2018, the shares of Series J Preferred Stock owned by Alcimede are convertible into 147,058,824 Shares.

Each holder of the Series J Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of the Shares. With respect to a vote of stockholders, no later than September 30, 2018 only, to approve either or both of a reverse stock split of the Shares and to increase the authorized Shares from three billion to up to 10 billion Shares, each share of Series J Preferred Stock shall be entitled to the whole number of votes equal to 12,000 Shares. With respect to all other matters, and from and after October 1, 2018, each share of Series J Preferred Stock shall be entitled to the whole number of votes equal to the number of Shares into which it is then convertible. The Series J Preferred Stock shall vote with the Shares as if they were a single class of securities. As a result, with respect to a vote with regard to a reverse split or such an increase in the authorized Shares, on or prior to September 30, 2018, the 250,000 shares of Series J Preferred Stock owned by Alcimede will have total votes equal to 3,000,000,000 Shares.

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

If and when proposed by the Board of Directors of the Issuer, Mr. Lagan and Alcimede expect that they will vote for, or consent to, an increase in the authorized Shares up to 10 billion Shares and a reverse split of the Shares. Mr. Lagan’s and Alcimede’s Shares and Series J Preferred Stock give them enough votes to approve such proposals, if the stockholder vote or consent occurs on or prior to September 30, 2018.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of July 23, 2018, Mr. Lagan may be deemed to beneficially own 173,752,649 Shares (or approximately 6.97% of the total number of Shares then currently deemed outstanding), which consists of 26,680,098 Shares owned of record by Mr. Lagan and 9,445 stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power; and 4,282 Shares owned of record by Alcimede and 147,058,824 Shares into which the Series J Preferred Stock owned of record by Alcimede is convertible as of July 23, 2018. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 4,282 Shares owned of record by Alcimede and the 147,058,824 Shares into which the Series J Preferred Stock owned of record by Alcimede is convertible as of July 23, 2018. Because the conversion price of the Series J Preferred Stock is determined by the average closing price of the Shares for the 10 trading days immediately prior to the conversion date, the number of Shares issuable upon conversion will increase or decrease depending upon the market price of the Shares at any particular time. Such Shares do not include 8,638 Shares owned of record by Epizon and with respect to such Shares, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit D – Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 759757 70 1	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2018	/s/ Seamus Lagan
Seamus Lagan, individually

August 21, 2018	Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Manager

August 21, 2018	Epizon Ltd.

	By:	The Shanoven Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

August 21, 2018	The Shanoven Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

CUSIP No. 759757 70 1	13D	Page 9 of 9

Exhibit D

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 5 to Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: August 21, 2018

/s/ Seamus Lagan
Seamus Lagan, individually

Alcimede LLC

By:	/s/ Seamus Lagan
Seamus Lagan, Sole Manager

Epizon Ltd.

By:	The Shanoven Trust

By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

The Shanoven Trust

By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee